Exhibit 2.1

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

ELEGANCE BRANDS, INC.

Elegance Brands, Inc., (the “Corporation”) a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “General Corporation Law”), does here certify that:

FIRST: That upon the joint unanimous written consent of the Board of Directors of the Corporation and the written consent of the holders of a majority of the outstanding votes to be cast by holders of voting common stock of the Corporation, resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said Corporation, declaring said amendment to be advisable. The resolutions setting for the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation be amended by changing the Article thereof number “ONE” so that, as amended, said Article shall be and read as follows:

THE NAME OF THE CORPORATION IS SWAY ENERGY CORP.

SECOND: That thereafter, pursuant to the joint unanimous written consent of the Board of Directors of the Corporation acting by written consent in lieu of a meeting in accordance with Section 141(f) of the Delaware General Corporation Law and the consent of the holders of a majority of the outstanding votes to be cast by holders of voting common stock of the Corporation in lieu of a special meeting of stockholders in accordance with Section 228 of the Delaware General Corporation Law the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 18th day of January, 2022.

By:	/s/ Amit Raj Beri
Name:	Amit Raj Beri
Title:	Chief Executive Officer